Exhibit 99.2

CHAPARRAL ENERGY, L.L.C.

Estimated

Future Reserves and Income

Attributable to Certain

Leasehold Interests

SEC Parameters

As of

December 31, 2009

/s/ Michael F. Stell
Michael F. Stell, P.E.
TBPE License No. 56416
Managing Senior Vice President

RYDER SCOTT COMPANY, L.P.

TBPE Firm License No. F-1580

[SEAL]

TBPE REGISTERED ENGINEERING FIRM F-1580
1100 LOUISIANA SUITE 3800	HOUSTON, TEXAS 77002-5218	TELEPHONE (713) 651-9191

January 15, 2010

Chaparral Energy, L.L.C.

701 Cedar Lake Boulevard

Oklahoma City, Oklahoma 73114

Gentlemen:

At your request, we have prepared an estimate of the proved reserves, future production, and income attributable to certain leasehold interests of Chaparral Energy, L.L.C. (Chaparral) as of December 31, 2009. The subject properties are located in the states of Texas and Oklahoma. The reserves and income data were estimated based on the definitions and disclosure guidelines contained in the United States Securities and Exchange Commission Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations). The results of our third party study, completed on January 15, 2010, are presented herein.

The estimated reserves and future net income amounts presented in this report, as of December 31, 2009 are related to hydrocarbon prices. The hydrocarbon prices used in the preparation of this report are based on the average prices during the 12-month period prior to the ending date of the period covered in this report, determined as unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements as required by the SEC regulations. Actual future prices may vary significantly from the prices required by SEC regulations; therefore, volumes of reserves actually recovered and the amounts of income actually received may differ significantly from the estimated quantities presented in this report. The results of this study are summarized below.

SEC PARAMETERS

Estimated Net Reserves and Income Data

Certain Leasehold Interests of

Chaparral Energy, L.L.C.

As of December 31, 2009

	Proved
	Developed			Total Proved
	Producing	Non-Producing	Undeveloped
Net Remaining Reserves
Oil/Condensate – Barrels	11,411,583	10,060,010	16,034,446	37,506,039
Gas – MMCF	135	287	0	422

Income Data ($)
Future Gross Revenue	$620,300,500	$559,752,438	$890,655,562	$2,070,708,500
Deductions	323,782,781	295,862,781	582,271,938	1,201,917,500

Future Net Income (FNI)	$296,517,719	$263,889,657	$308,383,624	$868,791,000

Discounted FNI @ 10%	$169,635,281	$84,267,437	$50,842,844	$304,745,562

1200, 530 8TH AVENUE, S.W. CALGARY, ALBERTA T2P 3S8          TEL (403) 262-2799  FAX (403) 262-2790

621 17TH STREET, SUITE 1550 DENVER, COLORADO 80293-1501 TEL (303) 623-9147   FAX (303) 623-4258

Chaparral Energy, L.L.C.

January 15, 2010

Liquid hydrocarbons are expressed in standard 42 gallon barrels. All gas volumes are reported on an as sold basis expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas in which the gas reserves are located.

The estimates of the reserves, future production, and income attributable to properties in this report were prepared using the economic software package Aries for Windows, a copyrighted program of Landmark Graphics. The program was used solely at the request of Chaparral. Ryder Scott has found this program to be generally acceptable, but notes that certain summaries and calculations may vary due to rounding and may not exactly match the sum of the properties being summarized. Furthermore, one line economic summaries may vary slightly from the more detailed cash flow projections of the same properties, also due to rounding. The rounding differences are not material.

The future gross revenue is after the deduction of production taxes. The deductions comprise the normal direct costs of operating the wells, ad valorem taxes, recompletion costs, development costs, CO2 purchase costs, and certain abandonment costs net of salvage. The future net income is before the deduction of state and federal income taxes and general administrative overhead, and has not been adjusted for outstanding loans that may exist nor does it include any adjustment for cash on hand or undistributed income. Liquid hydrocarbon reserves account for approximately 99.9 percent and gas reserves account for the remaining 0.1 percent of total future gross revenue from proved reserves.

The discounted future net income shown above was calculated using a discount rate of 10 percent per annum compounded monthly. Future net income was discounted at four other discount rates which were also compounded monthly. These results are shown in summary form as follows.

Discounted Future Net Income As of December 31, 2009

Discount Rate Percent	Total Proved

5	$489,494,031
15	$203,573,766
20	$143,587,281
25	$105,914,336

The results shown above are presented for your information and should not be construed as our estimate of fair market value.

Reserves Included in This Report

The proved reserves included herein conform to the definition as set forth in the Securities and Exchange Commission’s Regulations Part 210.4-10 (a). An abridged version of the SEC reserves definitions from 210.4-10(a) entitled “Petroleum Reserves Definitions” is included as an attachment to this report.

The various reserve status categories are defined under the attachment entitled “Petroleum Reserves Definitions” in this report. The developed non-producing reserves included herein consist of the shut-in and behind pipe categories.

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS

Chaparral Energy, L.L.C.

January 15, 2010

While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may also increase or decrease from existing levels, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward. Moreover, estimates of reserves may increase or decrease as a result of future operations, effects of regulation by governmental agencies or geopolitical risks. As a result, the estimates of oil and gas reserves have an intrinsic uncertainty. The reserves included in this report are therefore estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts.

The estimates of reserves presented herein were based upon a detailed study of the properties in which Chaparral owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities that may exist nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices.

Estimates of Reserves

In general, the reserves included herein were estimated by performance methods or analogy to successful testing by a pilot project, or the operation of an installed program in the same reservoir and field. Proved producing reserves were mainly determined by performance methods while shut-in and undeveloped reserves were determined by analogy methods. Furthermore, essentially all of the reserves included herein are produced through application of improved recovery techniques (CO2 or polymer injection).

North Burbank was estimated to have approximately 70 percent of the net reserves for the fields covered in this report as of December 31, 2009. The major work activity that Chaparral plans to complete at North Burbank is to restore numerous idle wells that were previously uneconomic to repair, drilling infill wells, and to expand the polymer flood to additional areas of the field. From the information provided by Chaparral, prior to 2005, polymer flooding has been attempted at North Burbank three times. Chaparral provided RSC with the well by well production for one of these areas in what it refers to as Block A, where polymer flooding began in 1980. The results from this pilot were used to assess the results for future polymer projects. When going into a new area Chaparral has included costs for drilling of additional producers, drilling of additional injectors, and restoring of injector wells. For the report the build-up associated with the drilling of producers, drilling of injectors, and restoring of injector wells, was not separately accessed. Since 2005 the operator of North Burbank has injected Polymer in what Chaparral refers to as Area 57. From the data provided, production appears to still be rising in the area.

Proved undeveloped and non-producing tertiary reserves in the Camrick Area are supported by a successful pilot program (phase 1) which was installed in a portion of the Camrick Unit in 2001. The pilot program area represents 27 percent of the surface area of the Camrick Unit and 35 percent of the reservoir volume (acre-feet) of the total Camrick Unit. The Camrick Area includes the NW Camrick Unit, the North Perryton Unit, and the Camrick Unit which are all part of one contiguous and continuous reservoir known as the Upper Morrow sand. The successful pilot project demonstrates that the reservoir can be successfully flooded with a miscible CO2 process. The CO2 flood injection pilot program has stimulated production in the pilot area from 91 BOPE in 2001 to 1,000 BOPD in late 2009.

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS

Chaparral Energy, L.L.C.

January 15, 2010

Proved developed non-producing tertiary reserves outside the pilot area are estimated with a lower recovery factor than the pilot area (12% versus 14.5% OOIP). Proved reserves in these projects have been reduced to reflect wells that were abandoned after waterflood operations by prior operators before CO2 flooding became a viable option. These wells usually were plugged as a result of mechanical issues. Individual well reserves are based on the acre-feet for the well location as a fraction of the total acre-feet in the phase or unit area. These well locations’ reserves economics are sensitive to the oil price used in the reserve analysis and vary accordingly. We have been assured by Chaparral that a sufficient quantity of CO2 is available from the fertilizer plant that is the source to fully implement these injection projects.

To estimate economically recoverable oil and gas reserves and related future net cash flows, we consider many factors and assumptions including, but not limited to, the use of reservoir parameters derived from geological, geophysical and engineering data which cannot be measured directly, economic criteria based on current costs and SEC pricing requirements, and forecasts of future production rates. Under the SEC regulations 210.4-10(a)(22)(v) and (26), proved reserves must be demonstrated to be economically producible based on existing economic conditions including the prices and costs at which economic producibility from a reservoir is to be determined as of the effective date of the report. Chaparral has informed us that they have furnished us all of the accounts, records, geological and engineering data, and reports and other data required for this investigation. In preparing our forecast of future production and income, we have relied upon data furnished by Chaparral with respect to property interests owned, production and well tests from examined wells, normal direct costs of operating the wells or leases, other costs such as transportation and/or processing fees, ad valorem and production taxes, recompletion and development costs, abandonment costs after salvage, product prices based on the SEC regulations, geological structural and isochore maps, well logs, core analyses, and pressure measurements. Ryder Scott reviewed such factual data for its reasonableness; however, we have not conducted an independent verification of the data supplied by Chaparral.

Future Production Rates

Our forecasts of future production rates are based on historical performance from wells now on production. Test data and other related information were used to estimate the anticipated initial production rates for those wells or locations that are not currently producing. If no production decline trend has been established, future production rates were held constant until a decline in ability to produce was anticipated. An estimated rate of decline was then applied to depletion of the reserves. If a decline trend has been established, this trend was used as the basis for estimating future production rates. For reserves not yet on production, sales were estimated to commence at an anticipated date furnished by Chaparral.

The future production rates from wells now on production may be more or less than estimated because of changes in market demand or allowables set by regulatory bodies. Wells or locations that are not currently producing may start producing earlier or later than anticipated in our estimates.

Hydrocarbon Prices

As previously stated, the hydrocarbon prices used herein are based on the average prices during the 12-month period prior to the ending date of the period covered in this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements. For hydrocarbon products sold under contract, the contract prices including fixed and determinable escalations, exclusive of inflation adjustments, were used until expiration of the contract. Upon contract expiration, the prices were adjusted to the 12-month unweighted arithmetic average as previously described.

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS

Chaparral Energy, L.L.C.

January 15, 2010

The effects of derivative instruments designated as price hedges of oil and gas quantities are not reflected in our individual property evaluations.

Costs

Operating costs for the leases and wells in this report are based on information provided by Chaparral and include only those costs directly applicable to the leases or wells. The operating costs include a portion of general and administrative costs allocated directly to the leases and wells. When applicable for operated properties, the operating costs include an appropriate level of corporate general administrative and overhead costs. The operating costs for non-operated properties include the COPAS overhead costs that are allocated directly to the leases and wells under terms of operating agreements. No deduction was made for loan repayments, interest expenses, or exploration and development prepayments that were not charged directly to the leases or wells.

Development costs were furnished to us by Chaparral and are based on authorizations for expenditure for the proposed work or actual costs for similar projects. The purchase cost of CO2 is also included into the development cost. At the request of Chaparral, their estimate of zero abandonment costs after salvage value for onshore properties was used in this report. Ryder Scott has not performed a detailed study of the abandonment costs or the salvage value and makes no warranty for Chaparral’s estimate.

Because of the direct relationship between volumes of proved undeveloped reserves and development plans, we include in the proved undeveloped category only reserves assigned to undeveloped locations that we have been assured will definitely be drilled and reserves assigned to the undeveloped portions of secondary or tertiary projects which we have been assured will definitely be developed. Chaparral has assured us of their intent and ability to proceed with the development activities included in this report, and that they are not aware of any legal, regulatory or political obstacles that would significantly alter their plans.

Current costs used by Chaparral were held constant throughout the life of the properties.

Standards of Independence and Professional Qualification

Ryder Scott is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world for over seventy years. Ryder Scott is employee owned and maintains offices in Houston, Texas; Denver, Colorado; and Calgary, Alberta, Canada. We have over eighty engineers and geoscientists on our permanent staff. By virtue of the size of our firm and the large number of clients for which we provide services, no single client or job represents a material portion of our annual revenue. We do not serve as officers or directors of any publicly traded oil and gas company and are separate and independent from the operating and investment decision-making process of our clients. This allows us to bring the highest level of independence and objectivity to each engagement for our services.

Ryder Scott actively participates in industry related professional societies and organizes an annual public forum focused on the subject of reserves evaluations and SEC regulations. Many of our staff have authored or co-authored technical papers on the subject of reserves related topics. We encourage our staff to maintain and enhance their professional skills by actively participating in ongoing continuing education.

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS

Chaparral Energy, L.L.C.

January 15, 2010

Ryder Scott requires that staff engineers and geoscientists have received professional accreditation, and are maintaining in good standing, a registered or certified professional engineer’s license or a registered or certified professional geoscientist’s license, or the equivalent thereof, from an appropriate governmental authority or a recognized self-regulating professional organization prior to becoming an officer of the Company.

We are independent petroleum engineers with respect to Chaparral. Neither we nor any of any of our employees have any interest in the subject properties and neither the employment to do this work nor the compensation is contingent on our estimates of reserves for the properties which were reviewed.

The professional qualifications of the undersigned, the technical person primarily responsible for auditing the reserves information discussed in this report, are included as an attachment to this letter.

Terms of Usage

This report was prepared for the exclusive use and sole benefit of Chaparral Energy, L.L.C. and may not be put to other use without our prior written consent for such use. The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.

Very truly yours,

RYDER SCOTT COMPANY, L.P.
TBPE Firm Registration No. F-1580

/s/ Michael F. Stell
Michael F. Stell, P.E.
TBPE License No. 56416 [SEAL]
Managing Senior Vice President

MFS/sm

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS

Professional Qualifications of Primary Technical Person

The conclusions presented in this report are the result of technical analysis conducted by teams of geoscientists and engineers from Ryder Scott Company, L.P. Mr. Michael F. Stell was the primary technical person responsible for overseeing the estimate of the reserves, future production and income.

Mr. Stell, an employee of Ryder Scott Company L.P. (Ryder Scott) since 1992, is a Managing Senior Vice President and also serves as an Engineering Group Leader responsible for coordinating and supervising staff and consulting engineers of the company in ongoing reservoir evaluation studies worldwide. Before joining Ryder Scott, Mr. Stell served in a number of engineering positions with Shell Oil Company and Landmark Concurrent Solutions. For more information regarding Mr. Stell’s geographic and job specific experience, please refer to the Ryder Scott Company website at http://www.ryderscott.com/Experience/Employees.php.

Mr. Stell earned a Bachelor of Science degree in Chemical Engineering from Purdue University in 1979 and a Master of Science Degree in Chemical Engineering from the University of California, Berkeley, in 1981. He is a registered Professional Engineer in the State of Texas. He is also a member of the Society of Petroleum Engineers and the Society of Petroleum Evaluation Engineers.

In addition to gaining experience and competency through prior work experience, the Texas Board of Professional Engineers requires a minimum of 15 hours of continuing education annually, including at least one hour in the area of professional ethics, which Mr. Stell fulfills. As part of his 2009 continuing education hours, Mr. Stell attended an internally presented 13 hours of formalized training as well as a day-long public forum relating to the definitions and disclosure guidelines contained in the United States Securities and Exchange Commission Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register. Mr. Stell attended an additional 15 hours of formalized in-house training as well as an additional five hours of formalized external training during 2009 covering such topics as the SPE/WPC/AAPG/SPEE Petroleum Resources Management System, reservoir engineering, geoscience and petroleum economics evaluation methods, procedures and software and ethics for consultants.

Based on his educational background, professional training and almost 30 years of practical experience in the estimation and evaluation of petroleum reserves, Mr. Stell has attained the professional qualifications for a Reserves Estimator and Reserves Auditor set forth in Article III of the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” promulgated by the Society of Petroleum Engineers as of February 19, 2007.

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS

PETROLEUM RESERVES DEFINITIONS

As Adapted From:

RULE 4-10(a) of REGULATION S-X PART 210

UNITED STATES SECURITIES AND EXCHANGE COMMISSION (SEC)

PREAMBLE

On January 14, 2009, the United States Securities and Exchange Commission (“the Commission”) published the “Modernization of Oil and Gas Reporting; Final Rule” in the Federal Register of National Archives and Records Administration (NARA). The “Modernization of Oil and Gas Reporting; Final Rule” includes revisions and additions to the definition section in Rule 4-10 of Regulation S-X, revisions and additions to the oil and gas reporting requirements in Regulation S-K, and amends and codifies Industry Guide 2 in Regulation S-K. The “Modernization of Oil and Gas Reporting; Final Rule”, including all references to Regulation S-X and Regulation S-K, shall be referred to herein collectively as the “SEC Regulations”. The SEC Regulations take effect with all filings made with the United States Securities and Exchange Commission as of December 31, 2009, or after January 1, 2010. Reference should be made to the full text under Title 17, Code of Federal Regulations, Regulation S-X Part 210, Rule 4-10 (a) for the complete definitions, as the following definitions, descriptions and explanations rely wholly or in part on excerpts from the original document (direct passages excerpted from the aforementioned SEC document are denoted in italics herein).

Reserves are those quantities of petroleum which are anticipated to be commercially recovered from known accumulations from a given date forward under defined conditions. All reserve estimates involve some degree of uncertainty. The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability. Under the SEC Regulations as of December 31, 2009, or after January 1, 2010, a company may optionally disclose estimated quantities of probable or possible oil and gas reserves in documents publicly filed with the Commission. The SEC Regulations continue to prohibit disclosure of estimates of oil and gas resources other than reserves and any estimated values of such resources in any document publicly filed with the Commission unless such information is required to be disclosed in the document by foreign or state law as noted in §229.102 (5).

Reserves estimates will generally be revised as additional geologic or engineering data become available or as economic conditions change.

Reserves may be attributed to either natural energy or improved recovery methods. Improved recovery methods include all methods for supplementing natural energy or altering natural forces in the reservoir to increase ultimate recovery. Examples of such methods are pressure maintenance, cycling, waterflooding, thermal methods, chemical flooding, and the use of miscible and immiscible displacement fluids. Other improved recovery methods may be developed in the future as petroleum technology continues to evolve.

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS

PETROLEUM RESERVES DEFINITIONS

RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §229.4-10(a) (26) defines reserves as follows:

Reserves. Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

Note to paragraph (a)(26): Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).

PROVED RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §229.4-10(a) (22) defines proved oil and gas reserves as follows:

Proved oil and gas reserves. Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and

(B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

RYDER SCOTT COMPANY     PETROLEUM CONSULTANTS

RESERVES DEFINITIONS

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and

(B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

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RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS

RESERVES STATUS DEFINITIONS AND GUIDELINES

As Adapted From:

RULE 4-10(a) of REGULATION S-X PART 210

UNITED STATES SECURITIES AND EXCHANGE COMMISSION (SEC)

and

PETROLEUM RESOURCES MANAGEMENT SYSTEM (SPE-PRMS)

Sponsored and Approved by:

SOCIETY OF PETROLEUM ENGINEERS (SPE),

WORLD PETROLEUM COUNCIL (WPC)

AMERICAN ASSOCIATION OF PETROLEUM GEOLOGISTS (AAPG)

SOCIETY OF PETROLEUM EVALUATION ENGINEERS (SPEE)

Reserves status categories define the development and producing status of wells and reservoirs.

DEVELOPED RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §229.4-10(a) (6) defines developed oil and gas reserves as follows:

Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Developed Producing (SPE-PRMS Definitions)

While not a requirement for disclosure under the SEC regulations, developed oil and gas reserves may be further sub-classified according to the guidance contained in the SPE-PRMS as Producing or Non-Producing.

Developed Producing Reserves

Developed Producing Reserves are expected to be recovered from completion intervals that are open and producing at the time of the estimate.

Improved recovery reserves are considered producing only after the improved recovery project is in operation.

Developed Non-Producing

Developed Non-Producing Reserves include shut-in and behind-pipe reserves.

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS

RESERVES STATUS DEFINITIONS AND GUIDELINES

Shut-In

Shut-in Reserves are expected to be recovered from:

(1)	completion intervals which are open at the time of the estimate but which have not yet started producing;

(2)	wells which were shut-in for market conditions or pipeline connections; or

(3)	wells not capable of production for mechanical reasons.

Behind-Pipe

Behind-pipe Reserves are expected to be recovered from zones in existing wells which will require additional completion work or future re-completion prior to start of production.

In all cases, production can be initiated or restored with relatively low expenditure compared to the cost of drilling a new well.

UNDEVELOPED RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §229.4-10(a) (31) defines undeveloped oil and gas reserves as follows:

Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of this section, or by other evidence using reliable technology establishing reasonable certainty.

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS